February 28, 2019

Mark S. Elliott
Chief Financial Officer and Chief Operating Officer
Level Brands, Inc.
4521 Sharon Road, Suite 450
Charlotte, NC 28211

       Re: Level Brands, Inc.
           Preliminary Information Statement on Schedule 14A
           Filed February 14, 2019
           File No. 001-38299

Dear Mr. Elliott:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed February 14, 2019

General

1. We note that you are seeking shareholder approval for the issuance of stock that will serve as consideration under the Merger Agreement with Cure Based Development, LLC. Please provide the disclosure required by Item 13 of Schedule 14A.
Refer to Note
       A of Schedule 14A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mark S. Elliott
Level Brands, Inc.
February 28, 2019
Page 2



      Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal
Branch Chief, at (202) 551-3397 with any questions.



                                                          Sincerely,

FirstName LastNameMark S. Elliott                         Division of
Corporation Finance
                                                          Office of
Manufacturing and
Comapany NameLevel Brands, Inc.
                                                          Construction
February 28, 2019 Page 2
cc:       Brian Pearlman
FirstName LastName